Part II, Item 1(a)

The NMS Stock ATS ("LX") is operated by Barclays Capital Inc. ("BCI"), the Broker-Dealer Operator. BCI is a broker and dealer registered with the SEC. It is the entity through which the Barclays group of entities ("Barclays") conducts investment banking activity in the United States.

BCI's Equities and Fixed Income business units have the ability to enter orders and trading interest into Barclays' order router and algorithms. Barclays' order router and algorithms may route the order, or part of the order, to LX. Those business units do not have the ability to enter orders utilizing a direct connection into LX.

The Fixed Income business unit is comprised of the credit, interest rates, and foreign exchange businesses. The Fixed Income business unit trades in LX only for principal hedging purposes.

The Equities business unit is comprised of the following trading desks: (1) program trading, which executes baskets of equity securities for clients, (2) flow volatility trading, which makes markets in listed and OTC options, variance and volatility swaps, other volatility products, executes associated hedges and runs Barclays' equities central risk book, (3) cash trading, which makes markets in equity securities, (4) ETF trading, which makes markets in and effects create and redeem transactions in ETFs, (5) prime services, which executes equity total return swaps and associated hedge transactions, extends financing against equity security collateral in the form of margin loans, and offers electronic execution services through its quantitative prime services ("QPS") business, (6) convertible bonds, which makes markets in convertible bonds, (7) structured derivatives trading, which executes a variety of option, swap, forward and structured note transactions referencing equity securities and indices and associated hedge transactions, (8) equities syndicate, which makes markets in and places blocks of equity securities, including new issuances and (9) the electronic market making desk for listed options. The Equities business unit is also comprised of the following sales desks: (1) electronic sales and origination, (2) high-touch sales which includes program sales, cash sales, derivative sales and convertible bond sales and (3) prime sales.

With the exception of the electronic market making desk for listed options, the Equities business units may enter orders as principal, riskless principal or as agent. Note, orders that will be traded on a riskless principal basis will come into LX with an order capacity of principal. The electronic market making desk for listed options only enters orders as principal.

The MPID for BCI is LEHM.

Part II, Item 1(b)

The business units described above do not have the ability to enter orders utilizing a direct connection into LX. Like other Subscribers, however, they do have the ability to send orders using Barclays' order router and algorithms. Barclays' order router and algorithms may route the order, or part of the order, to LX. The business units do not have the ability to utilize Subscriber Type Blocking, Minimum Time Blocking or Barclays Principal Order Blocking as discussed in Part III, Item 14. Like other Subscribers, however, the business units do have the ability to request their order interactions be evaluated to determine if strategies or other Subscribers may be adversely affecting their interactions within LX and, if so, request that their orders be blocked from further interactions with those strategies or those other Subscribers.

Part II, Item 2(a)

Any Affiliate of BCI may send orders to BCI or route orders to Barclays' order router and algorithms. Barclays' order router or algorithms may route the order, or part of the order, into LX. Affiliates do not have the ability to enter orders utilizing a direct connection into LX. Affiliates that enter orders into LX are Barclays Bank plc ("BBplc"), a foreign banking entity authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority; Barclays Capital Securities Limited ("BCSL"), a foreign Broker-Dealer authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority; Barclays Capital Canada Inc. ("BCCI"), a foreign Broker-Dealer registered in Canada; Barclays Capital Derivatives Funding LLC ("BCDF"), a principal trading firm utilized primarily for hedging purposes. BBplc, BCSL and BCCI have the ability to route orders as principal, agent, or riskless principal to Barclays' order router and algorithms. BCDF routes orders only as principal to Barclays' order router and algorithms. The Barclays group of entities includes a number of special purpose vehicles.   Most such entities have been formed in connection with specific structured derivative transactions. No such entities are engaged in client-facing business nor were any such entities formed for the purpose of transacting in LX. Some special purpose vehicles may transact in equity securities acting as principal for their own account, for example to hedge the structured transaction for which they were formed. Such orders are processed by BCI as agent and may utilize Barclays' order router or algorithms. Consequently, orders from such special purposes vehicles may be routed to LX by operation of the order router as further described in Part III, Item 5. The frequency with which any such entity transacts depends on the features of the transaction structure for which they were formed. Barclays Affiliates do not receive preferential treatment in LX. All of the Affiliates described above are categorized as Barclays Trading Desks for purposes of Subscriber Type segmentation, as described in Part III, Item 13, and consequently fall into Tier 2 for purposes of execution priority, as described in Part III, Item 11(c). Irrespective of the capacity in which the relevant Affiliate is acting, LX receives all orders from Affiliates as agency orders of BCI under the MPID "LEHM".

Part III, Item 7(a)

ORDER TYPES. LX accepts limit orders, pegged orders (including pegged orders with limit prices), and Conditional Orders. Each order type is available across all forms of connectivity. Limit orders are orders to buy or sell at a specific price or better. Pegged Orders are orders to buy or sell by reference to a market benchmark. Pegged orders in LX may be (i) "market pegged" so that an execution occurs at the far side of the NBBO spread, (ii) "primary pegged" so that executions occur on the passive side of the NBBO spread or (iii) "midpoint pegged", meaning pegged to the midpoint of the NBBO spread. LX will re-price pegged orders as the NBBO spread changes so that the relationship of the pegged order to the NBBO level is maintained. Conditional Orders are described in Part III, Item 9. LX does not accept market orders. LX does not route to other Trading Centers. All orders are time stamped at the time of receipt. Orders do not receive new time stamps unless modified (other than to reduce quantity) or canceled and resubmitted. TIME IN FORCE. The only time in force parameters accepted by LX are Day and Immediate or Cancel ("IOC"). OTHER PARAMETERS. Subscribers also have the option to set execution parameters based on their trading objectives on an order-by-order or default basis. These optional execution parameters include NoLockCross, MinQty, Add Liquidity Only (ALO), and CancelQty. The use of particular order types or parameters may affect the execution priority and the fill rate. NoLockCross: By default, LX does not cross midpoint peg orders during a locked market. Other peg and limit orders, however, can still execute. Subscribers may opt out of any locked market crossing for all their trades or on a trade-by-trade basis. Conversely, Subscribers may opt in to receiving midpoint executions in a locked market. MinQty: Subscribers have the ability to elect a minimum execution size for orders with which it will interact. LX will not execute an order with a minimum execution size against contra-side interest that does not meet the minimum size requirement. Add Liquidity Only (ALO): Subscribers can select the ALO parameter when they want to have their order rest on the order book instead of the order being able to execute against contra interests that are already on the order book. CancelQty: Subscribers can elect that their orders be cancelled back if their leaves quantity falls below a set amount utilizing the cancel quantity parameter. Once the leaves quantity of the Subscriber's order falls below the set amount, LX will cancel the order back to the Subscriber. ORDER BOOK AND CANCELLATION. LX maintains a limit order book for each NMS Stock traded in the system. All orders executed by LX execute at or within the NBBO. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber, canceled pursuant to a CancelQty parameter or, if not canceled otherwise, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates orders with a time in force of IOC upon receipt. If a crossing opportunity is present at the time of receipt, LX will execute the IOC order. If there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be canceled back to the Subscriber (i.e., IOC orders will not rest in the limit order book). EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. ~~The execution priority of firm Posted Orders is determined using the following factors in the order stated (1) Effective Price, (2) Tier and (3) time of order receipt.~~ See Part III, Item 11(c) for a more detailed description of the Execution Priority logic used by LX.

Part III, Item 11 (c)

LIMIT ORDER BOOK. LX maintains a limit order book for each NMS Stock traded in the system. All orders with a time in force of Day received from Subscribers are placed in the limit order book. LX processes new orders, order cancellations, and replacement orders sequentially in the order received. The limit order book is updated to reflect new and replacement orders and any order cancellations. LX evaluates the limit order book for crossing opportunities following each update. The limit order book also attempts to cross orders when there is a change in the state of market data for an NMS stock (e.g., a new NBBO, Limit Up Limit Down band change, changes in halt conditions) or when an order otherwise becomes eligible to execute against (i.e., the MinTime duration has lapsed, see Part III, Item 14). We refer to orders that are posted to the limit order book (whether such orders are Firm Orders or Conditional Orders) as Posted Orders. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber or, if not canceled by the Subscriber, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates Firm Orders with a time in force of IOC upon receipt. If a crossing opportunity exists, the IOC order will be executed. If there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be canceled back to the Subscriber (i.e., IOC orders, other than Firm-up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book).

EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price (defined below), (2) Tier (described below) and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. ~~See Part III, Item 9 for information on Conditional Orders. The execution priority of firm Posted Orders~~ is determined ~~in the following order: by~~ (1) Effective Price (defined below), (2) Tier (described below) and (3) time of order receipt. Effective Price is the first execution priority parameter. The Effective Price is the limit price of an order bounded by either the NBBO or a peg instruction. For example, if the NBBO is 12.45/12.49 and a client sends an order to buy with a limit price of 12.50, the order's Effective Price is 12.49. In the same example, if the client instead sends a midpoint peg order to buy with a limit of 12.50, the order's Effective Price is the midpoint price of 12.47. The execution price for two matched orders will be at or within (but never outside) the NBBO based on current market data used by LX, subject to the Price Improvement Logic described below. The execution price must be consistent with any applicable price conditions placed on the orders, such as a limit price or peg instruction. Subscriber Tier is the second execution priority parameter. All Posted Orders are assigned to one of two Tiers. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)). Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, Barclays Trading Desks, and Barclays Principal Desk (as defined in Part III, Item 13(a)). When the Effective Price is equal, Tier 1 receives execution priority over Tier 2. Time of order is the third execution priority parameter. All orders, even those orders entered pre-open, are time stamped (by millisecond) when they enter LX. Where the Effective Price and Tier are equal, LX executes firm Posted Orders in the chronological order in which they are received. Pegged orders (including pegged orders with limit prices) maintain their time priority in the limit order book even if they are re-priced because of changes in the NBBO.

SHORT SALES. Subscribers may enter short sale orders into LX, subject to compliance with Regulation SHO. Barclays will make all "affirmative determinations" in connection with short sales. LX will verify that, in case of a short sale, the "locate" field in Barclays' order-taking system has been checked. However, pursuant to Regulation SHO Rule 203(b)(2)(i), Barclays relies upon the exception to the locate requirement when accepting short sale orders from its U.S. registered broker-dealer clients. In order to comply with the requirements set forth in Rule 201 of Regulation SHO, when short sale restrictions are in effect for a particular NMS Stock, LX will comply with the price test obligation by executing only short sale orders in such NMS Stock when priced higher than the national best bid. Additionally, LX only accepts orders marked short sale exempt from other broker-dealers.

REGULATION NMS. The Barclays ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all executions effected by LX will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). LX will accept orders outside of the LULD bands; however, it will not execute if the calculated cross price is outside of the LULD bands. LX will not re-price orders to allow for crossing within the bands. LX will not automatically reject or cancel orders if the crossing price is outside of the crossing constraints. During a trading pause or regulatory halt in an NMS stock subject to the LULD Plan, LX will not reject or cancel orders in the security. Following the trading pause or regulatory halt, LX will resume executing orders once trading has commenced on the primary listing exchange, LX has received the LULD bands from the SIP (provided that if the primary listing exchange is unable to reopen due to technology or system issues, LX will resume trading upon receipt of the price bands from the SIP via Exegy) and at least one execution has occurred on any other Trading Center.

LOCKED & CROSSED MARKETS. During a locked market, midpoint peg orders will not execute in LX but other peg and limit orders can. Clients have the ability to opt-out of any locked market crossing for all their trades or on a trade-by-trade basis. Additionally, Subscribers have the ability to opt in to receiving midpoint executions in a locked market. LX will not execute during a crossed market. Orders will reside on the order book until the crossed market has ended.

PRICE IMPROVEMENT LOGIC. LX supports a price improvement logic that will split any overlap in effective limit prices with 50% of the overlap going to the liquidity provider and 50% going to the liquidity taker. For example, suppose that a buyer has a posted order in the order book at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. Both parties will get 50% of the overlap, and these two orders will be crossed at a price of $10.005 as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO).

ERRORS. LX handles execution errors in accordance with Barclays' Global Cash Equities Error Procedure (the "Error Procedure"). The Error Procedure applies to bona fide mistakes and general errors made by the Barclays business or a client. The Error Procedure requires notification of Barclays' errors to the relevant Supervisor. Barclays aims to unwind Barclays' errors with a view to minimizing market impact and protecting client interests. Generally, for Barclays technology-related errors, Barclays will determine a course of action based on the facts and circumstances surrounding such errors. This could result in one or both sides of the trade being cancelled. Barclays handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Following a determination of erroneous trading by the primary market, LX will cancel both sides of any erroneous trade.